

December 12, 2013

Via E-mail
James M. DeCosmo
President and Chief Executive Officer
Forestar Group Inc.
6300 Bee Cave Road
Building Two, Suite 500
Austin, Texas 78746-5149

      Re: Forestar Group Inc.
             Form 10-K for the year ended December 31, 2012
             Filed March 14, 2013
             File No. 001-33662

Dear Mr. DeCosmo:

      We have reviewed your filing and have the following comment. Pease respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

1.   We note your disclosure on pages 52 and 58 regarding your multifamily community projects currently in development, in Nashville, Charlotte and Dallas. In future Exchange Act reports, please include the anticipated completion date, costs incurred to date and budgeted costs for your material developments. For completed developments, please disclose the development costs per square foot.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief